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                                September 17, 2020

       David Hamamoto
       Chairman and Chief Executive Officer
       DiamondPeak Holdings Corp.
       40 W. 57th Street, 29th Floor
       New York, New York 10019

                                                        Re: DiamondPeak
Holdings Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 24,
2020
                                                            File No. 001-38821

       Dear Mr. Hamamoto:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14A filed on August 24, 2020

       General

   1. We note the Investor Presentation available on Lordstown's website. Please revise your filing to ensure
consistency with the disclosure provided in the presentation. For example, the slides appear to
contain a more detailed breakdown to support the claim that your vehicle has a lower
cost of ownership than your competitors.
       Table of Contents, page i

   2. Please revise the table of contents to add a list of the annexes that are attached to the proxy materials.
 David Hamamoto
FirstName LastNameDavid   Hamamoto
DiamondPeak   Holdings Corp.
Comapany 17,
September NameDiamondPeak
              2020           Holdings Corp.
September
Page 2    17, 2020 Page 2
FirstName LastName
Questions and answers about the proposal for DiamondPeak stockholders, page 1

3. Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the transaction. Disclose a brief summary of the material positive and negative factors that the board considered in approving the transaction.
Risk Factors
Risks Related to Lordstown   s Business Operations and Industry, page 38

4. We note that Lordstown's independent auditor has raised substantial doubt about its ability to continue as a going concern. Please add a corresponding discussion in Risk Factors.
Proposal Number 2 - The Charter Proposal, page 124

5. We note that you plan to amend your charter to make such other changes that the
         DiamondPeak Board deems appropriate for a public operating company. Please identify all of the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment in the proxy statement. For example, we note that your second amended and restated certificate of incorporation includes a revised exclusive forum provision.
Business of Lordstown, page 161

6. Please expand this section to include the information required, to the extent necessary, under Items 101(h)(v) and (vii) of Regulation S-K. Lordstown's Product, page 162

7. We note your disclosure on page 163 that Lordstown expects the total cost of ownership of the Endurance to be significantly lower than the total cost of ownership of internal combustion engine and diesel-fueled pickup trucks, and that the Endurance will have
         500% better fuel economy. Please expand your disclosure to provide the assumptions relied upon for your estimates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Hamamoto
DiamondPeak Holdings Corp.
September 17, 2020
Page 3

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff
Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNameDavid Hamamoto                           Sincerely,
Comapany NameDiamondPeak Holdings Corp.
                                                           Division of
Corporation Finance
September 17, 2020 Page 3                                  Office of
Manufacturing
FirstName LastName